

JOHNSON EQUITY INCOME FUND

FIRST QUARTER 2024



CONTENTS

FIRM OVERVIEW	PAGE 2
INVESTMENT TEAM	PAGE 4
INVESTMENT OBJECTIVE	PAGE 5
INVESTMENT PROCESS	PAGE 11
RISK MANAGEMENT & SELL DISCIPLINE	PAGE 13
PORTFOLIO CHARACTERISTICS	PAGE 14
PERFORMANCE	PAGE 17

A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

» Founded in 1965

» Headquarters in Cincinnati, OH with a satellite office in Chicago, IL

» Division of Johnson Investment Counsel

» Independent and 100% employee-owned

» Over $4.9 billion in institutional assets under management—over $19 billion* in firm assets under management

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

- Jason Jackman, CFA, Chief Executive Officer

INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:



- Corporate 35%
- Endowment & Foundation 23%
- Union/Multi-Employer/Taft-Hartley 14%
- High Net Worth Individuals 9%
- Sub-Advisory/Insurance 8%
- Public Funds (Government) 7%
- Health Care 4%

Institutional Capabilities:

Fixed Income Investment Strategies
- Short Duration
- Intermediate
- Core
- Core Plus
- Long Duration
- Custom Liability-Driven Investment

Equity Investment Strategies
- Enhanced Index
- SMID Cap Core
- Equity Income

Investment Vehicles
- Separate Accounts
- Mutual Funds

Note: All data as of 03/31/2024

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
14 years

Portfolio Strategy Team

Charles Rinehart, CFA, CAIA	**William Jung, CFA**	**Eric Bachus, CFA**
Chief Investment Officer, Principal	Senior Research Analyst, Principal	Associate Portfolio Manager
14 years	*24 years*	*6 years*

Sector Analysts

William Jung, CFA	**Chris Godby, CFA**	**Bryan Andress, CFA**	**Joe Abbott, CFA**
Senior Research Analyst, Principal	Senior Research Analyst	Senior Research Analyst, Principal	Senior Research Analyst
Financials, Energy, Utilities	*Technology, Communication Services*	*Consumer Discretionary, Industrials, Materials,*	*Consumer Staples, Health Care, Real Estate*
24 years	*18 years*	*11 years*	*6 years*

Zack Berohn	**Chris Gray**	**Ryan Hogan**
Equity Research Associate	Equity Research Associate	**Equity Research Associate**
2 year	*1 year*	*1 year*



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing shareholder income return
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $2 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable shareholder income return streams

WHY QUALITY MATTERS

History has taught us over time that competitive pressure and economic cyclicality can topple unprepared businesses and cause permanent losses for investors. The key to navigating the unpredictability of the market and avoid "disastrous loss" is to focus on quality companies that can fight off competition and have corporate structures that can survive economic turmoil over the full market cycle.

% OF STOCKS IN S&P 500 EXPERIENCING A "DISASTROUS LOSS"

Energy	62%
Consumer Discretionary	40%
Financials	37%
Communication Services	33%
S&P 500	25%
Real Estate	18%
Materials	18%
Information Technology	17%
Industrials	15%
Health Care	11%
Consumer Staples	10%
Utilities	9%

% OF JEQIX STOCKS EXPERIENCING A "DISASTROUS LOSS"

Financials	7%
Energy	6%
Industrials	4%
JEQIX	2%
Consumer Discretionary	0%
Communication Services	0%
Materials	0%
Health Care	0%
Utilities	0%
Information Technology	0%
Consumer Staples	0%
Real Estate	0%

Note: "Disastrous Loss" defined as a 70% decline in price from peak levels which is not recovered. S&P 500 universe based on holdings in the index from 2006 to 2023. JEQIX stocks universe based on quarterly mutual fund holdings from 2006 to 2023.

» SOURCE: JOHNSON ASSET MANGEMENT, FACTSET

WHAT IS "QUALITY"?

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are in companies with high returns on investment, stable to expanding profitability, and low leverage that provides financial stability. Over time, investing in companies with these characteristics has provided better returns with lower risk.



HIGH QUALITY STOCKS VS. LOW QUALITY STOCKS

Note: Return and volatility data based on period 1/1/1997 – 12/31/2023. 'High Quality' defined as Russell 1000 stocks that ranked in top quintile of a proprietary quality multi-factor ranking that includes factors related to profitability, stability of fundamentals, and leverage. 'Low Quality' defined as Russell 1000 stocks that ranked in the bottom quintile of the same proprietary quality multi-factor ranking.

SHAREHOLDER YIELD – A SIGNAL OF QUALITY

A sign of a healthy business with a strong balance sheet is that of a company that returns capital to their shareholders via dividends, net share repurchases and net debt reduction. Unlike other accounting-based measures of corporate profitability, shareholder yield is easily measured and difficult to manipulate.

Companies that prioritize shareholder yield have outperformed non-payers with less risk over time.





Left and Right Chart: Data from 12/31/1984 to 12/31/2023 based on the Russell 1000 Equal-Weighted universe.

> SOURCE: FACTSET

THE IMPORTANCE OF DIVIDEND INCOME

Equity income investing provides a means by which investors can generate real income growth to meet current and future income needs. Dividends provide an effective inflation hedge to portfolio income streams and a growing percentage of a balanced portfolio's income.

Over the last 20 years, dividends have grown to account for greater than 50% of the total income generated by a 60/40 balanced portfolio.



DIVIDEND GROWTH VS. CPI BY DECADE



60/40 PORTFOLIO - INCOME CONTRIBUTION

Left Chart: Dividend growth is based on S&P 500 Composite; CPI is based on Consumer Price Index – All Urban Consumers.

Right Chart: 60/40 portfolio based on 60% equities and 40% bonds. Equity Income % is based on S&P 500 Composite dividend yield. Bond Income % is based on Bloomberg U.S. Aggregate Yield-to-Worst used for period 1/1/1976 to 12/31/2023.

OUR QUALITY DISCIPLINE IN ACTION

When times are tough, investments in quality companies can provide a safe port in the storm. Providing downside protection during these volatile times is an effective return enhancer over time by protecting investors' capital. Selecting securities through our quality lens has a proven track record of downside protection during challenging market environments.

JOHNSON EQUITY INCOME FUND RELATIVE PERFORMANCE VS. KEY INDICES AND PEER GROUPS DURING THE WORST QUARTERS FOR THE S&P 500 SINCE 2006

Quarter Ending	Low Quality	S&P 500	S&P 500 Value	Lipper Equity Income Peers	Morningstar Large Value	Morningstar Large Blend
DEC 08	14.26%	1.98%	3.86%	0.37%	1.42%	2.35%
MAR 20	11.27%	-1.42%	4.32%	2.09%	5.89%	-0.18%
JUN 22	12.28%	6.31%	1.47%	0.27%	1.57%	5.58%
SEP 11	10.49%	1.15%	3.58%	1.32%	2.97%	2.39%
DEC 18	6.70%	2.38%	0.90%	-0.36%	1.57%	2.62%
JUN 10	0.10%	-0.76%	-0.61%	-1.27%	-0.77%	-0.74%
MAR 09	2.58%	-0.85%	4.25%	0.56%	0.40%	-2.50%
MAR 08	4.93%	3.20%	2.70%	2.33%	2.62%	3.08%
SEP 08	2.97%	5.15%	1.75%	4.39%	4.06%	6.25%
SEP 15	5.20%	-0.38%	1.44%	0.44%	1.45%	0.37%
Average	**7.08%**	**1.68%**	**2.37%**	**1.02%**	**2.12%**	**1.92%**

AVERAGE DOWN CAPTURE VS. S&P 500



Left chart: Compares relative performance for the Johnson Equity Income Fund (Johnson Equity Income Fund return less comparison return) to low-quality stocks, S&P 500, S&P 500 Value, Lipper Equity Income peers, the Morningstar Large Value universe, and the Morningstar Large Blend universe during the ten worst quarters for the S&P 500 from 1/1/2006 (Johnson Equity Income Fund inception) to 12/31/2023. Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicated. Quality is defined as a multi-factor ranking of stocks emphasizing profitability, fundamental improvement, fundamental stability, and balance sheet strength. Low-quality securities are in the bottom quintile of a multi-factor ranking of an equal-weighted Russell 1000 universe.

Right chart: Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicate. Data from 12/31/2005 to 12/31/2023.

❯ SOURCE: FACTSET, ZEPHYR, MORNINGSTAR, BLOOMBERG

INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe
- » Market cap over $2 billion
- » Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
- » Social responsibility criteria

Quality Review
- » Strong management team
- » Sustainable competitive advantage
- » Strong balance sheet
- » High quality earnings stream

Valuation Discipline
- » Securities will not be purchased unless there is a compelling valuation opportunity
- » Primary tool is discounted cash flow

Portfolio Risk
- » Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
- » Diversified portfolio of 40-60 securities

INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team • Superior industry fundamentals • Sustainable competitive advantage • Balance sheet strength • High quality of earnings	• Detailed financial modeling • Discounted cash flow analysis • Relative valuation versus sector, industry and peers • Industry specific measures

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → **TEAM DISCUSSION** → **INVESTMENT DECISION**

RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed

PORTFOLIO CHARACTERISTICS

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.91	1.00
YIELD	1.77%	1.35%
FORWARD EV/EBITDA	14.17	14.30
MEDIAN CFROI	39.37%	30.49%
MARKET CAPITALIZATION (BILLIONS)	$388.5	$805.0
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	63.00%	31.30%

Note: Data as of 03/31/2024. Beta based on last 5 years vs S&P 500.

*Excludes unranked stocks

RELATIVE SECTOR WEIGHTINGS



> SOURCE: JOHNSON ASSET MANAGEMENT, FACTSET, BLOOMBERG

TOP 10 HOLDINGS

NAME	% OF PORTFOLIO
ALPHABET INC	4.12%
MICROSOFT CORP	3.94%
NASDAQ INC	3.42%
WILLIAMS COS INC	3.11%
CHEVRON CORP	3.08%
AMERICAN ELECTRIC POWER CO INC	3.04%
CENCORA INC	2.98%
DANAHER CORPORATION	2.92%
ALLIANT ENERGY CORP	2.76%
UNITEDHEALTH GROUP INC	2.71%

Note: Data as of 03/31/2024. Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

❯ SOURCE: JOHNSON ASSET MANAGEMENT

PORTFOLIO STATISTICS

RISK / RETURN



UPSIDE / DOWNSIDE



	RETURN	STANDARD DEVIATION	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN LOSS VALUE	SHARPE RATIO	ALPHA
JOHNSON EQUITY INCOME FUND	9.81%	14.46%	89.83%	91.60%	-43.92%	0.58	0.35
S&P 500 INDEX	10.36%	15.41%	100.00%	100.00%	-50.95%	0.58	-1.24
LIPPER EQUITY INCOME INDEX	8.07%	14.39%	86.02%	95.17%	-50.73%	0.46	0

Note: Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2006 through 03/31/2024. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

» SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

INVESTMENT PERFORMANCE

Johnson Equity Income Fund
(periods ending 03/31/2024)



Legend: ■ JOHNSON (GROSS) ■ JOHNSON (NET) ■ S&P 500

Period	JOHNSON (GROSS)	JOHNSON (NET)	S&P 500
QTD	6.61%	6.35%	10.56%
1 Year	19.40%	18.22%	29.88%
3 Year	9.99%	8.90%	11.49%
5 Year	13.63%	12.51%	15.05%
7 Year	14.14%	13.01%	14.09%
10 Year	12.01%	10.91%	12.96%

ANNUAL RETURNS

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
JOHNSON EQUITY INCOME FUND (NET)	13.42%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%
S&P 500	26.29%	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%
LIPPER EQUITY INCOME INDEX	10.12%	-5.58%	24.57%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%

Note: This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Gross returns shown are before investment advisory fees, but after transaction expenses. Net returns shown reflect gross performance less the highest fee schedule for this strategy. The investment management fee schedule for this strategy is as follows: 1.00% on the first $1 million, 0.80% on the next $2 million, 0.60% on the next $2 million, and 0.50% thereafter. All discretionary, tax-exempt equity portfolios with an investment objective of the Johnson Equity Income approach are included in this composite. The inception date for this composite is January 1, 2004. The S&P 500 is the Composite's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.



YTD CONTRIBUTORS TO RETURN

TOP 5 CONTRIBUTORS

» Cencora Inc

» Microsoft Corp

» Williams Cos Inc

» Waste Management Inc Del

» Axis Cap Holdings LTD

BOTTOM 5 CONTRIBUTORS

» Adobe Inc

» Apple Inc

» American Tower Corp

» Unitedhealth Group Inc

» Zoetis Inc

Note: Top and bottom contributors are JEQIX holdings from 03/31/2023 – 03/31/2024.

PERFORMANCE VS. PEER UNIVERSE



JOHNSON EQUITY INCOME FUND VS LIPPER EQUITY INCOME FUNDS UNIVERSE

■ JOHNSON EQUITY INCOME FUND
▲ LIPPER EQUITY INCOME IX
◆ S&P 500

▢ 5TH TO 25TH PERCENTILE
▢ 25TH PERCENTILE TO MEDIAN
▢ MEDIAN TO 75TH PERCENTILE
▢ 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 03/31/2024. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

PERFORMANCE VS. PEER UNIVERSE



JOHNSON EQUITY INCOME FUND VS LIPPER LARGE CAP CORE FUNDS UNIVERSE

Legend:
- ■ JOHNSON EQUITY INCOME FUND
- ▲ LIPPER EQUITY INCOME IX
- ◆ S&P 500

- ☐ 5TH TO 25TH PERCENTILE
- ☐ 25TH PERCENTILE TO MEDIAN
- ☐ MEDIAN TO 75TH PERCENTILE
- ■ 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 03/31/2024. Lipper Large Cap Core Funds Universe is composed of funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) above Refinitiv Lipper's USDE large-cap floor. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.



QUESTIONS? PLEASE CONTACT

Emily Fox, CAIA

SENIOR DIRECTOR OF INSTITUTIONAL BUSINESS DEVELOPMENT

D: 312.584.0962

EFOX@JOHNSONASSET.COM

JOHNSONASSET.COM